Exhibit 10.26

AGREEMENT FOR THE PURCHASE AND SALE OF ASSETS

by and between

NETLOGIC MICROSYSTEMS, INC.

(“Purchaser”)

and

CYPRESS SEMICONDUCTOR CORPORATION

(“Seller”)

dated as of August 29, 2007

Schedules

Schedule 2.1	Acquired Products and Acquired Assets
Schedule 2.1(a)	Registered Intellectual Property
Schedule 2.1(d)	Other Personal Property
Schedule 2.5	Assigned Contracts
Schedule 2.8	Nonassignable Assets
Schedule 2.10	Purchase Price Allocation
Schedule 3.4(a)	Certain Violations
Schedule 3.4(b)	Seller Consents
Schedule 3.5	Permitted Encumbrances
Schedule 3.6	Other Personal Property
Schedule 3.7	Compliance With Laws; Litigation
Schedule 3.10(a)	Cross-License Agreements
Schedule 3.10(b)	IP and Other Contracts
Schedule 3.10(c)	Restricted Software
Schedule 3.10(d)	Source Code Obligations
Schedule 3.10(e)	Intellectual Property Matters
Schedule 3.11	Unaudited Financials
Schedule 3.12	Material Contracts
Schedule 3.13	Inventory
Schedule 3.14(a)	Customers
Schedule 3.14(b)	Suppliers and Vendors
Schedule 4.3(b)	Purchaser Consents

Exhibits

Exhibit A	License Agreement

i

AGREEMENT FOR THE PURCHASE AND SALE OF ASSETS

THIS AGREEMENT FOR THE PURCHASE AND SALE OF ASSETS (this “Agreement”) is made as of August 29, 2007 by and among Cypress Semiconductor Corporation, a Delaware corporation, having its principal office at 198 Champion Court, San Jose, CA 95134 (“Seller”), and NetLogic Microsystems, Inc., a Delaware corporation, having its principal office at 1875 Charleston Road, Mountain View, CA 94043 (“NetLogic US”) and NetLogic Microsystems International Limited, a British Virgin Island corporation, with offices at C/O Appleby Corporate Services (BVI) Limited, Palm Grove House, PO Box 3190, Road Town, Tortola, British Virgin Islands (“NetLogic International”).

RECITALS

A. Seller and NetLogic US entered into that certain Agreement for the Purchase and Sale of Assets, dated January 25, 2006, as amended on February 15, 2006 (the “2006 Agreement”), pursuant to which NetLogic US acquired the majority of Seller’s then existing network search engine (NSE) business.

B. Under the 2006 Agreement, Seller excluded from the sale certain of its existing and future NSE products (the “2006 Retained Products”), which allowed Seller to continue to design, develop, manufacture, sell and distribute, directly or indirectly, such 2006 Retained Products.

C. NetLogic US now desires to acquire such 2006 Retained Products (excluding the 2007 Retained Products (as defined below) identified in this Agreement) from Seller (the “Acquired Products”), along with any related assets (except the Inventory (as defined below) to be purchased by NetLogic International hereunder), and Seller desires to sell, transfer, convey and assign to Purchaser the Acquired Products, including any related assets identified by Seller, for the purchase price and upon the terms and subject to the conditions contained in this Agreement.

D. NetLogic International desires to acquire the Inventory (as defined below) identified in this Agreement, and Seller desires to sell, transfer, convey and assign the Inventory to NetLogic International for the cost of such Inventory (net of reserves) and upon the terms and subject to the conditions contained in this Agreement

NOW THEREFORE, in consideration of the mutual agreements and covenants contained in this Agreement and intending to be legally bound by this Agreement, the parties to this Agreement hereby agree as follows:

1. Definitions

1.1 Defined Terms. For the purposes of this Agreement, the following words and phrases shall have the following meanings:

“Acquired Assets” has the meaning assigned by Section 2.1.

“Acquired Products” has the meaning assigned by Recital C, the specifics of which are set forth on Schedule 2.1.

“Affiliate” of a Person means any Person controlling, controlled by, or under common control with, such Person. For purposes of this definition, “control” means the power to direct the management and policies of a Person, whether through the ownership of voting securities, by agreement or otherwise.

“Agreement” has the meaning assigned by the introduction.

“Assigned Contracts” means all Contracts listed on Schedule 2.5.

“Assumed Liabilities” has the meaning assigned by Section 2.3.

“Audited Financial Statements” has the meaning assigned by Section 5.6.

“Business Day” means a day that is not a Saturday, a Sunday or a statutory or civic holiday in California or any other day on which the principal offices of either Seller or Purchaser are closed, whether in accordance with established company policy or as a result of unanticipated events, and which began at 12:01 a.m. and ends at midnight on such day.

“Business Records” has the meaning assigned by Section 2.1(e).

“Cash Payment” has the meaning assigned by Section 2.7.

“Closing” has the meaning assigned by Section 2.6.

“Closing Date” has the meaning assigned by Section 2.6.

“Code” means the Internal Revenue Code of 1986, as amended.

“Confidential Information” has the meaning assigned by Section 6.3(a).

“Confidentiality Agreement” has the meaning assigned by Section 6.1.

“Consultant Confidentiality Agreements” has the meaning assigned by Section 3.8(b).

“Contract” means any agreement, contract, lease, license, promissory note, conditional sales contract, indenture, mortgage, deed of trust, commitment, undertaking, instrument or arrangement of any kind, whether or not in writing, under which (in each case) any obligation is legally enforceable against any Person, asset or right. Without limiting the generality of the foregoing, any agreement, commitment, undertaking or arrangement of any kind with a Governmental Agency shall constitute a “Contract” whether it was entered into voluntarily or pursuant to applicable law or in settlement of a claim or possible claim by such Governmental Agency, or otherwise.

“Employee Confidentiality Agreements” has the meaning assigned by Section 3.8(b).

“Encumbrance” means any encumbrance of any kind whatsoever, including, without limitation, any security interest, mortgage, deed of trust, lien, judgment, hypothecation, pledge, Tax lien, rent, assessment, mechanic’s or materialmen’s lien, assignment, easement, servitude, right-of-way, restriction, tenancy, encroachment or burden or any other right, license or claim of any Third Party affecting the Acquired Assets or any restrictive covenant or other agreement, restriction or limitation on the ownership, use or disposition of any Acquired Assets.

“Excluded Assets” has the meaning assigned by Section 2.2.

“Excluded Liabilities” has the meaning assigned by Section 2.4.

“Governmental Body” means any court, government (foreign, federal, state or local), department, commission, board, agency, bureau, official or other regulatory, administrative or governmental authority.

“Governmental Permits” means all governmental permits and licenses, certificates of inspection, approvals or other authorizations issued to Seller or any of its Subsidiaries by a Governmental Body which are necessary or desirable for the use, enjoyment or exploitation of, or other derivation of the benefits from, the Acquired Assets.

“Indemnified Party” means the party seeking indemnification under Article 7 and any director, officer, stockholder, Affiliate or any successors or assignees of such party.

“Indemnifying Party” means the party against whom indemnification under Article 7 is sought.

“Intellectual Property Assets” means all worldwide proprietary information and intellectual property rights of Seller that are primarily used in or for the Acquired Products, excluding those intellectual property rights and assets previously transferred to Purchaser pursuant to the 2006 Agreement.

“Inventory” has the meaning assigned by Section 2.1(c).

“IP Contracts” means those Contracts as described in Section 3.10(b).

“IRS” means the U.S. Internal Revenue Service.

“License Agreement” means that certain Amendment No. 1 to Intellectual Property Cross-License Agreement, of even date herewith, by and between Cypress Semiconductor Corporation and NetLogic Microsystems, Inc.

“Losses” has the meaning assigned by Section 7.2(a).

“Net Inventory” means net Inventory (reduced by related inventory reserves) as of the Closing Date to be provided by Seller pursuant to Section 5.8.

“Nonassignable Assets” has the meaning assigned by Section 2.8.

“Non-Paying Party” has the meaning assigned by Section 5.4(b).

“Non-Transfer Tax Paying Party” has the meaning assigned by Section 2.9.

“Other Personal Property” has the meaning assigned by Section 2.1(d).

“Other Transaction Documents” means the License Agreement and Transition Services Agreement (as defined below), of even date herewith, between Seller and Purchaser, and the instruments of transfer or conveyance contemplated by and delivered at the Closing.

“Paying Party” has the meaning assigned by Section 5.4(b).

“Permitted Encumbrances” means (i) Encumbrances for Taxes that are not yet due and payable, (ii) Encumbrances to secure obligations to landlords, lessors or rentors under leases or rental agreements (all of which Encumbrances are listed on Schedule 3.5), (iii) Encumbrances made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by applicable law, (iv) Encumbrances in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like items, (v) Encumbrances in favor of customers and revenue authorities arising as a matter of applicable law to secure payments of customs duties in connection with the importation of goods, and (vi) any Encumbrances that do not materially and adversely affect Purchaser’s use, enjoyment or exploitation of, or otherwise derive the benefits from, any Acquired Assets and are listed on Schedule 3.5.

“Person” means any individual, corporation, partnership, firm, association, joint venture, joint stock company, trust or other entity, or any government or regulatory, administrative or political subdivision or agency, department or instrumentality thereof.

“Purchase Price” means the total consideration actually paid by Purchaser for the Acquired Assets pursuant to Section 2.7.

“Purchaser” shall mean (a) NetLogic US with respect to all Acquired Assets and Acquired Products, except Inventory, and (b) NetLogic International with respect to Inventory.

“Registered Intellectual Property” has the meaning assigned by Section 2.1(a).

“2007 Retained Products” has the meaning assigned by Section 2.2(b).

“SEC” means the Securities and Exchange Commission.

“Seller” has the meaning assigned by the introduction.

“Straddle Period Taxes” has the meaning assigned by Section 5.4(b).

“Subsidiary” means any Person (other than an individual) in which another Person (other than an individual), or the ultimate parent of such other Person, owns directly or indirectly more than 50 percent of the total voting power for purposes of electing directors or other managers or more than 50 percent of the partnership interests in the case of a partnership, except in the case of Seller, Subsidiary shall not include SunPower Corporation or Silicon Light Machines.

“Tax” or “Taxes” means, or shall refer or relate to, any and all taxes, charges, fees, levies, imposts and other assessments, including, without limitation, all income, sales, use, goods and services, value added, capital, capital gains, alternative, net worth, transfer, profits, withholding, payroll, excise, franchise, real property and personal property taxes, and any other taxes, customs duties, fees, assessments or similar charges in the nature of a tax including, without limitation, unemployment and employment insurance payments and workers’ compensation premiums, together with any installments with respect thereto, and any interest, fines and penalties imposed by any Governmental Body (including, without limitation, federal, state, provincial, municipal and foreign governmental authorities), and whether disputed or not.

“Third Party” means any Person not an Affiliate of the other referenced Person or Persons; provided that, as used in Sections 7.2, 7.3, 7.5 and 7.7, the term “Third Party” shall be deemed to include and refer to an Affiliate of the Indemnifying Party.

“Third-Party Claim” has the meaning assigned by Section 7.3(a).

“Transfer Taxes” has the meaning assigned by Section 2.9.

“Transfer Tax Paying Party” has the meaning assigned by Section 2.9.

“Transition Services Agreement” means that certain Transition Services Agreement, of even date herewith, among Cypress Semiconductor Corporation, NetLogic Microsystems, Inc. and NetLogic Microsystems International Limited.

“Unaudited Financials” has the meaning assigned by Section 3.11.

1.2 Other Definitional and Interpretive Matters. Unless otherwise expressly provided, for purposes of this Agreement, the following rules of interpretation shall apply:

Calculation of Time Period. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.

Gender and Number. Any reference in this Agreement to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa.

Headings. The provision of a Table of Contents, the division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement. All references in this Agreement to any “Section” are to the corresponding Section of this Agreement unless otherwise specified.

Schedules and Exhibits. The Schedules and Exhibits attached to this Agreement shall be construed with and as an integral part of this Agreement to the same extent as if the same had been set forth verbatim in this Agreement.

2. Purchase and Sale of Products and Assets

2.1 Acquired Products and Assets. Upon the terms and subject to the conditions of this Agreement and in reliance on the representations and warranties contained in this Agreement, on the Closing Date, Seller, on behalf of itself and its Subsidiaries, agrees to sell, transfer, assign, convey and deliver to Purchaser, and Purchaser agrees to purchase, acquire and accept from Seller and its Subsidiaries, all of Seller’s and its Subsidiaries’ right, title and interest (whether beneficial or of record) in, to and under the Acquired Products and the Acquired Assets (as defined below in this section 2.1), along with any assets of Seller primarily used in or for the Acquired Products and the Acquired Assets, as the same shall exist on the Closing Date, free and clear of any Encumbrance (other than Permitted Encumbrances). For purposes of this Agreement and except as otherwise provided in Section 2.2, “Acquired Assets” shall mean those assets, properties and rights set forth or described in subsections (a) through (h) below and set forth on Schedule 2.1, inclusive, subject to such modification and changes to the identified Schedules as are agreed to by the parties, consistent with the terms of this Agreement and are necessary to reflect all of the Acquired Assets as of the Closing Date, including, without limitation:

(a) Intellectual Property Assets, including without limitation; (i) all patents, patent rights, copyrights and works of authorship in any media (including, without limitation, computer programs, software and applications therefor (including, without limitation, source code and object code, development documentation, programming tools, drawings, specifications, test software, laser programs, sort programs, packaged unit test programs, characterization programs and data)), labels and other trade rights, product displays, know-how, inventions, invention disclosures, discoveries, improvements, designs, design rights, masks, mask works, circuit designs, algorithms, behavior models, hardware description language models, proprietary design tools, tooling, dies, molds, layouts, test keys, cells, databases, libraries, customer lists, trade secrets, technology, formulae, recipes, shop rights, development work-in-process, graphics, artwork, photography, advertising and promotional materials, trademarks, service marks, trade names, brand names, domain names, logos, trade dress, source indicators, and other proprietary or confidential technology and information, including, without limitation, all such intellectual property identified on Schedule 2.1(a), in each case, (x) including, without limitation, all authors’, moral, common law and other rights to any of the foregoing, and (y) whether or not registrable, patentable or copyrightable; (ii) all patent, copyright, trademark and other registrations, applications and other recordings with any Governmental Body for or related to any of the intellectual property described in clause (i), including, without limitation, those listed on Schedule 2.1(a) (including, without limitation, a list of jurisdictions of any such registrations) (collectively, “Registered Intellectual Property”); and (iii) all rights to obtain renewals, extensions, continuations, continuations-in-part, reissues, re-examinations, divisions or similar legal protections for any Registered Intellectual Property;

(b) all of Seller’s and its Subsidiaries’ rights under all Assigned Contracts;

(c) all units of the Acquired Products , including, without limitation, all inventory, raw materials, work-in-process, finished goods, supplies, and parts specifically and solely intended for use with the Acquired Products on hand as of the Closing Date, including those listed on Schedule 3.13 (collectively, “Inventory”)

(d) all software design tools, supplies and other tangible personal property (including, without limitation, masks, test boards, load boards, probe cards and burn-in boards), wherever located, primarily used in or for the Acquired Products, but not including any equipment or machinery (collectively, the “Other Personal Property”) as set forth in Schedule 2.1(d);

(e) all books and records of Seller and its Subsidiaries (including, without limitation, all Contracts, reports of examination and other records and information, including, without limitation, on discs, tapes and other data-storing media) primarily relating to the Acquired Products (collectively, “Business Records”);

(f) all past, present and future claims, counterclaims, causes of action, choses in action, rights of recovery, rights of set off, and rights of recoupment (including, without limitation, any such item relating to the payment of Taxes, other than Taxes levied with respect to the income of Seller generally), which may be asserted against any Third Party by Seller or its Subsidiaries with respect to (i) any Intellectual Property Assets, (ii) any Acquired Products but only to the extent arising from circumstances existing after the Closing Date and (iii) related to Purchaser’s title to any Acquired Assets, including, without limitation, the right to receive all proceeds and damages therefrom, to the extent transferable to Purchaser;

(g) all Governmental Permits, to the extent transferable to Purchaser;

(h) all goodwill of or relating to any of the foregoing, together with the right to represent to Third Parties that Purchaser is the owner to any and all of the forgoing.

2.2 Excluded Assets. Notwithstanding anything to the contrary in this Agreement, Seller shall retain and not transfer, and Purchaser shall not purchase or acquire, any of the following assets, properties or rights of Seller or its Subsidiaries (collectively, the “Excluded Assets”):

(a) all assets, properties and rights of any kind (other than the Intellectual Property Assets) not primarily used in or for the Acquired Products;

(b) Seller’s TCAM1, TurboCAM and Toy CAM products, including any asset, property or right of any kind related thereto (other than the intellectual property rights and assets acquired by Purchaser in the 2006 Agreement), which consist of parts having densities of no more than 4.5 megabits and sold, directly or indirectly, only to Seller’s sole existing customer for such products as of the date of this Agreement, including, without limitation, all related inventory, work-in-process, masks and finished goods, tools, equipment, and finished goods, supplies, parts and other tangible personal property related primarily to the foregoing (collectively, the “2007 Retained Products”);

(c) all proprietary information and intellectual property rights that are not exclusively or primarily used in the Acquired Products (other than the intellectual property rights and assets acquired by Purchaser in the 2006 Agreement and that certain Cross-License Agreement, dated February 15, 2006, by and between Seller and NetLogic US (the “2006 Cross-License”)); and

(d) all manufacturing machines, automatic test equipment and other equipment and machinery, including equipment and machinery for manufacturing, sorting, testing, packaging and quality assurance (except as identified in Section 2.1(d)) and all manufacturing and process-related intellectual property, in each case, whether or not used in connection with the Acquired Products, the 2007 Retained Products or otherwise.

(e) all uncollected trade accounts receivable and miscellaneous receivables from the sale or other disposition of any Acquired Products or Inventory and the license or other disposition of any intellectual property related to the Acquired Assets, whether billed or unbilled.

2.3 Assumed Liabilities. On the terms and subject to the conditions and exceptions contained in this Agreement, as of the Closing Date, Purchaser agrees to assume only (i) the obligations of Seller and its Subsidiaries under each Assigned Contract listed on Schedule 2.5 that accrue and are required to be performed after the Closing, (ii) any liability (except any warranty obligations stemming from Products shipped prior to Closing) from Purchaser’s possession or use of the Acquired Assets, including Purchaser’ design, development, manufacture, sale or distribution of the Acquired Products, that accrues after the Closing, (collectively, the “Assumed Liabilities”); and Purchaser does not assume and will not be responsible or liable for any other liabilities of Seller or any of its Subsidiaries, including, without limitation, any Excluded Liabilities.

2.4 Excluded Liabilities. Notwithstanding anything to the contrary contained in this Agreement, other than the Assumed Liabilities, Purchaser will not assume or be liable or otherwise be obligated to pay, perform or otherwise discharge, and Seller will retain and remain responsible for all of its debts, liabilities and obligations of any nature whatsoever with respect to any event, occurrence, circumstance or condition arising or occurring prior to or through the Closing (whether such liabilities become known prior to, on or after the Closing Date), whether accrued or unaccrued, whether absolute or contingent, whether known or unknown, whether due or to become due and whether related to the Acquired Assets or otherwise, and regardless of when asserted (collectively, the “Excluded Liabilities”). The Excluded Liabilities shall include, without limitation, any liabilities or obligations in respect of Excluded Assets.

2.5 Assumption of Assigned Contracts. At the Closing, to the extent assignable, Seller shall assign to Purchaser all of Seller’s and its Subsidiaries’ rights, and Purchaser shall agree to assume all of the Assumed Liabilities (which have not been waived or excused prior to the Closing Date), under each of the Assigned Contracts, and Seller shall provide all Third Party notices and consent required under the terms of each such Assigned Contract. On Schedule 2.5, each Assigned Contract is identified by the date of the Assigned Contract and the other Person(s) party to such Assigned Contract(s). To the extent any such information set forth on Schedule 2.5 is later determined by Seller to be inaccurate in any material respect, Seller shall promptly notify Purchaser of any such inaccuracy.

2.6 Closing Date. Upon the terms of this Agreement, the closing of the sale of the Acquired Assets and Acquired Products and the assumption of the Assumed Liabilities contemplated by this Agreement (the “Closing”) shall occur at the headquarters of Seller at 198 Champion Court, San Jose, CA 95134 on the date of this Agreement (such date and time being referred to in this Agreement as the “Closing Date”).

2.7 Purchase Price. In consideration of and subject to the transactions contemplated by this Agreement, NetLogic US shall pay to Seller $12,000,000 (the “Cash Payment”) and NetLogic International shall pay to Seller the cost of Inventory (net of reserves) as set forth on Schedule 3.13, without mark-up, payable on the Closing Date.

2.8 Nonassignable Assets. Nothing in this Agreement shall be construed as an attempt or agreement to assign any Acquired Asset which by its terms or by law is nonassignable, or is nonassignable without the consent of any Third Party, unless and until a consent shall be given from the party whose consent would be required (“Nonassignable Assets”). Each of the Nonassignable Assets is listed on Schedule 2.8. Seller agrees to cooperate with Purchaser at its request and use Seller’s reasonable best efforts to promptly obtain each such consent at Seller’s expense. As of and from the Closing Date, Seller will promptly arrange for the transfer of title to Purchaser of each of the Nonassignable Assets, as soon as possible by, among other steps, paying in full all amounts due under any Contracts to which any of the Nonassignable Assets is subject. Until title to all of the Nonassignable Assets are transferred to Purchaser, Seller authorizes Purchaser, to the extent permitted by applicable law and the terms of the applicable Nonassignable Asset(s), at Purchaser’s option and expense, to perform all the obligations and receive all the benefits of Seller under the applicable Nonassignable Asset(s) and appoints Purchaser as its attorney-in-fact to act in its name on its behalf with respect to such Nonassignable Assets.

2.9 Taxes. The Purchase Price shall be exclusive of any sales, transfer, excise or use Taxes thereon, and Purchaser agrees to pay all applicable foreign, federal, state and local sales, transfer, excise, value added, use, duties, stamp fees, tariffs or other similar Taxes and all recording and filing fees (collectively, the “Transfer Taxes”), whether levied on Seller or Purchaser, that are payable by reason of the sales, transfers, leases, rentals, licenses and assignments contemplated by this Agreement. The party required by law to pay such Transfer Taxes (the “Transfer Tax Paying Party”), to the extent such payment exceeds the obligation of the Transfer Tax Paying Party hereunder, shall provide the other party (the “Non-Transfer Tax Paying Party”) with proof of payment, and within ten (10) days of receipt of such proof of payment, the Non-Transfer Tax Paying Party shall reimburse the Transfer Tax Paying Party for the Non-Transfer Tax Paying Party’s share of such Transfer Taxes. The party required by law to file a tax return with respect to the Transfer Taxes shall do so within the time period prescribed by law. Purchaser and Seller shall cooperate in order to reduce the amount of such Transfer Taxes. Such cooperation shall include, without limitation, (i) delivery of appropriate resale certificates by Purchaser to Seller, (ii) the parties hereto obtaining applicable exemption certificates, and (iii) Seller using commercially reasonable efforts to transfer the Acquired Assets to Purchaser by remote electronic transmission or other reasonable means of transferring assets capable of being so transferred in other tangible form.

2.10 Purchase Price Allocation. Seller and Purchaser agree that the Purchase Price shall be allocated among the Acquired Assets in the manner set forth in Schedule 2.10, which is consistent with Section 1060 of the Code and the IRS regulations thereunder (and any similar provision of state, local or foreign law, as appropriate).

3. Representations and Warranties of Seller. Seller represents and warrants to Purchaser that, as of the date of this Agreement, each of the statements set forth in this Article 3 is true and correct in all respects, except as qualified by the disclosures made in this Agreement or as set forth in the attached schedules (which disclosures shall be deemed to qualify only the identified Section of this Article 3 and any other Section of this Article 3 that requires the same information without modification or additional explanation in order to provide effective notice of the nature and significance of the qualification).

3.1 Organization and Authority. Seller and its Subsidiaries are corporations duly organized, validly existing and in good standing under the laws of Delaware, and have full corporate power to execute and deliver this Agreement and the Other Transaction Documents required to be executed by it and to effect the transactions contemplated by this Agreement and such Other Transaction Documents, and the execution, delivery and performance of this Agreement and the Other Transaction Documents by Seller have been duly authorized by all necessary corporate action. Seller and its Subsidiaries have all corporate power and authority necessary to design, develop, manufacture, import, export (as currently conducted) and sell the Acquired Products and the Acquired Assets.

3.2 Authorization; Binding Obligation. This Agreement and the Other Transaction Documents to which Seller or any of its Subsidiaries is a party or otherwise is responsible for delivery under this Agreement have been duly executed and/or delivered, as applicable, by Seller or such subsidiaries, and such agreements constitute the valid and legally binding obligations of Seller, enforceable against it in accordance with their terms, except to the extent that enforcement of the rights and remedies created by this Agreement and such Other Transaction Documents may be limited by bankruptcy and other similar laws of general application affecting the rights and remedies of creditors and by general equity principles.

3.3 Subsidiaries and Joint Ventures. Except for Seller’s Subsidiaries, no other Affiliates or joint venture partners of Seller (a) are engaged in activities which are material to the use, manufacture or sale or offer for sale of any Acquired Products, (b) have entered into any Contract with Seller or any of its Subsidiaries with respect to any Intellectual Property Assets (including, without limitation, the use, distribution or license of such Intellectual Property Assets) or (c) own or have any other interest in any of the Acquired Assets. No Subsidiary of Seller has ever had any ownership interest in, sold, licensed, manufactured, marketed, imported or exported or disposed of any rights in or encumbered any of the Acquired Assets or Acquired Products.

3.4 No Violations

(a) Except as set forth on Schedule 3.4(a), the execution, delivery and performance of this Agreement and the Other Transaction Documents by Seller and its Subsidiaries, and the consummation by Seller and its Subsidiaries of the transactions contemplated by this Agreement and such Other Transaction Documents, do not and will not (i) result in a breach or violation of any provision of Seller’s and its Subsidiaries’ certificate of incorporation or by-laws, or in a material violation of any statute, rule, regulation or ordinance applicable to Seller or any of its Subsidiaries, or (ii) subject to the receipt of any consents of Third Parties described in Section 3.4(b), materially violate or result in a material breach of, or constitute a material occurrence of default (or an event that could reasonably be expected to, upon the passage of time or the giving of notice, or both, constitute a material occurrence of default) under any provision of, result in the acceleration or cancellation of any material obligation under, or give rise to a right by any party to terminate or amend in any material respect its obligations under, any Assigned Contract, or (iii) materially violate any order, judgment, decree, rule or regulation of any court or any Governmental Body having jurisdiction over Seller, any of its Subsidiaries or the Acquired Assets.

(b) No consent, approval, order or authorization of, or registration, declaration or filing with, any Person is required to be obtained or made by Seller and its Subsidiaries in connection with its execution and delivery of this Agreement and the Other Transaction Documents or its consummation of the transactions contemplated by this Agreement or such Other Transaction Documents, except for consents of Third Parties (as specifically listed in Schedule 3.4(b)) which are required to transfer or assign to Purchaser any Acquired Assets or assign the benefits of or delegate performance with regard to any Acquired Assets.

3.5 Title to Products and Assets. Except as set forth on Schedule 3.5, Seller and its Subsidiaries are the sole and exclusive owner of and have good and marketable title to, or a valid leasehold interest in, all of the tangible Acquired Assets and Acquired Products, free and clear of any Encumbrances (other than Permitted Encumbrances). Seller and its Subsidiaries own or have legal rights to use all of the intangible Acquired Assets and Acquired Products, free and clear of any Encumbrance (other than Permitted Encumbrances). The Acquired Assets and Acquired Products, together with the intellectual property licensed to Purchaser pursuant to the License Agreement, the Excluded Assets and the assets and rights acquired by Purchaser under the 2006 Agreement and the 2006 Cross-License, constitute all of the assets of Seller and its Subsidiaries that are necessary for the ownership and operation of the Acquired Products and Acquired Assets as presently conducted by Seller and its Subsidiaries.

3.6 Other Personal Property. Except as set forth on Schedule 3.6, the Other Personal Property presently and actively used for or in connection with the Acquired Products is in good operating condition for the purposes for which they are currently being used, normal wear and tear excepted.

3.7 Compliance With Laws; Litigation. Except as set forth on Schedule 3.7, the Acquired Products and Acquired Assets have been used by Seller and its Subsidiaries in compliance in all material respects with all applicable laws, rules, regulations, ordinances, decrees, orders, injunctions, judgments, permits and licenses of or from Governmental Bodies. Except as set forth on Schedule 3.7, there have not been within the last four years any, and presently there are no pending, claims, actions, suits, proceedings of any kind whatsoever asserted by any Third Parties or any governmental investigations or notices of violation or non-compliance under any permits or licenses or otherwise under applicable law pending or, to Seller’s knowledge, threatened against Seller or any of its Subsidiaries with regard to the Acquired Assets or the Acquired Products. The matter referred to on Schedule 3.7(b) only potentially applies to products manufactured in Seller’s and its Subsidiaries’ manufacturing facilities.

3.8 Business Employees and Consultants

(a) Seller does not have any employees or consultants currently engaged solely in connection with the Acquired Products or Acquired Assets.

(b) All current and former employees and consultants of Seller or any of its Subsidiaries with access to Intellectual Property Assets or other confidential or proprietary information of Seller and its Subsidiaries with respect to the Acquired Assets and Acquired Products have executed and delivered to Seller and its Subsidiaries agreements adequately protecting the confidentiality of such information, and assigning to Seller and its Subsidiaries all patents, proprietary inventions and other works developed by such employees and consultants in the course of performing their employment duties (all such agreements with employees, collectively, the “Employee Confidentiality Agreements”; and all such agreements with consultants, collectively, the “Consultant Confidentiality Agreements”). Seller’s and its Subsidiaries’ standard forms of Employee Confidentiality Agreement and Consultant Confidentiality Agreements and any material modifications of them were previously provided to Purchaser in connection with the 2006 Agreement.

3.9 Brokers. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Seller.

3.10 Intellectual Property.

(a) The Intellectual Property Assets, including, without limitation, those listed on Schedules 2.1(a), constitute all intellectual property rights that are used exclusively or primarily in or for the Acquired Products, excluding those identified in Schedule 2.1(a) of the 2006 Agreement and in the 2006 Cross-License. None of the Third Party intellectual property licensed to Seller or its Subsidiaries pursuant to the cross-license agreements listed on Schedule 3.10(a) is used in or necessary for any Acquired Products, and none of the Intellectual Property Assets or any rights in the Acquired Products or Acquired Assets are encumbered by the cross-license agreements listed on Schedule 3.10(a). Seller and its Subsidiaries own or are licensed or otherwise have the right to use, without future payment to any other Person, all intellectual property assets and rights used in or necessary for the use of any Acquired Assets in order to use, make, have made, offer for sale or sell any Acquired Products anywhere in the world, in each case free and clear of all Encumbrances (other than Permitted Encumbrances). To Seller’s knowledge, all of the Registered Intellectual Property (if any) are valid, subsisting and enforceable and have been in compliance with all applicable laws. All Registered Intellectual Property included in the Intellectual Property Assets is listed on Schedule 2.1(a); all necessary affidavits of use or continuing use have been filed, all renewal applications have been timely and duly filed, all necessary maintenance and renewal fees have been timely paid and all other required actions have been timely made or taken, in each case, to continue all such rights in full force and effect. None of Seller or any of its Subsidiaries or any of their officers or employees, agents, consultants or contractors owns any patents, trademarks, trade names, service marks or copyrights issued or patent, trademark, trade name, service mark or copyrights applications pending for any invention of any kind now used or needed by Seller or any of its Subsidiaries for the Acquired Products as presently constituted or as proposed to be developed by Seller or any of its Subsidiaries, in each case which have not been assigned to Seller or any of its Subsidiaries with such assignment duly recorded in the applicable Governmental Body.

(b) Other than those identified in the 2006 Agreement (including the disclosure schedules related thereto), there are no IP Contracts and other material options, rights (including, without limitation, marketing rights), licenses or interests of any kind relating to all or a portion of the Intellectual Property Assets granted to Seller or any of its Subsidiaries by any other Person. Except as set forth on Schedule 3.10(b), neither Seller nor any of its Subsidiaries is obligated to pay, and Purchaser will not be obligated to pay after the Closing, any royalties or license fees for use of the Acquired Assets or the manufacture or sale of any Acquired Products to any Person.

(c) Except as set forth in Schedule 3.10(c) (which Schedule identifies all “open-source” software used in or for the design, development or manufacture of any of the Acquired Products), all software, other than generally available software (such as Microsoft® Windows and the like) and generally available system development tools, that is used in or for the design, development or manufacture of any of the Acquired Products:

(i) is owned by Seller or one of its Subsidiaries or Seller or one of its Subsidiaries has the right to use, modify, copy, sell, distribute, sublicense and create derivative works free and clear of any limitations or Encumbrances, except as may be set forth in any IP Contracts or other Contract listed on Schedule 3.10(c); and

(ii) is free from any interest of any former or present employees of, or contractors or consultants to, Seller or any of its Subsidiaries.

(d) Other than those identified in the 2006 Agreement (including the disclosure schedules related thereto) and except as set forth on Schedule 3.10(d), no source code for or used in any Acquired Product has been delivered, licensed or made available to any escrow agent or other Third Party. Neither Seller nor any of its Subsidiaries has any duty or obligation (whether present, contingent, or otherwise) to deliver, license or make available the source code for or used in any Acquired Product to any escrow agent or other Third Party. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or could reasonably be expected to, result in the delivery, license or disclosure of the source code for or used in any Acquired Product to any Third Party.

(e) The execution and delivery of this Agreement, compliance with its terms and the consummation of the transactions contemplated by this Agreement do not and will not conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time or both) or give rise to or require the creation, imposition or extension of any Encumbrance relating to any Intellectual Property Assets, or right of termination, cancellation or acceleration of any intellectual property right, or the loss of any material benefit related to any Intellectual Property Assets (except as set forth on Schedule 3.10(e)), or otherwise impair Purchaser’s right to use the Intellectual Property Assets in the same manner as such Intellectual Property Assets are currently being used or available for use by Seller or any of its Subsidiaries or the licensees of Seller or any of its Subsidiaries.

(f) None of the trade secrets (as defined in either the Uniform Trade Secrets Act or the Restatement of Torts) of Seller or any of its Subsidiaries included in the Intellectual Property Assets that are material to any Acquired Product has been published or disclosed by Seller or by any other Person, to any Person, except pursuant to licenses or other Contracts requiring such other Persons to keep such trade secrets confidential.

(g) Neither the use of any Intellectual Property Assets nor the sale, offer for sale, manufacture, use or other disposition of any of the Acquired Products infringes any of the claims of any Third Party patents, trademarks or copyrights, or any other intellectual property rights or proprietary, privacy, publicity or similar rights, of any other Person. There are no actions, suits, proceedings or investigations of any kind whatsoever pending or, to Seller’s knowledge, threatened, and no objections or non-frivolous claims or, to Seller’s knowledge, bases therefor being asserted, by any Person with respect to the scope, ownership, validity, enforceability or use by Seller or any of its Subsidiaries of any Intellectual Property Assets or any trademarks embodying the goodwill of the Acquired Products

(h) To Seller’s knowledge, no Person is infringing on or otherwise violating any right of Seller or any of its Subsidiaries with respect to any Intellectual Property Assets.

(i) Seller and its Subsidiaries have taken reasonable and necessary steps to protect the trademarks embodying the goodwill of the Acquired Products.

Intellectual Property Assets, including, without limitation, the intellectual property of Third Parties received by Seller or any of its Subsidiaries under obligation of confidentiality, and no such Intellectual Property Assets have been lost or are in jeopardy of being lost through failure to act by Seller, any of its Subsidiaries or any other Person, which loss would impair Purchaser’s use or enjoyment of any Intellectual Property Assets that are material to any of the Acquired Products. The Intellectual

Property Assets developed for and provided to Seller or any of its Subsidiaries by the employees and agents of, and the consultants and contractors to, Seller or any of its Subsidiaries, and related to the Acquired Products are original works or works made for hire of those employees, agents, consultants and contractors assigned to or otherwise owned by Seller and its Subsidiaries.

(j) To Seller’s knowledge, no software included in the Acquired Products is subject to any “copyleft” or other obligation or condition (including, without limitation, any obligation or condition under any “open source” license such as the GNU Public License, Lesser GNU Public License, or Mozilla Public License) that by its terms (i) requires, or conditions the use or distribution of such software on, the disclosure, licensing, or distribution of any source code for any portion of such software, or (ii) otherwise imposes any limitation, restriction, or condition on the price at which Seller or Purchaser can sell or license any Acquired Product.

3.11 Financial Statements. Seller has delivered to Purchaser (and attached as Schedule 3.11 is) an accurate and complete copy of Seller’s unaudited statement of net sales, cost of sales and direct operating expenses for the Acquired Products related to the Acquired Products for the year ended December 31, 2006 (the “Unaudited Financials”). The Unaudited Financials fairly present the financial position of the Acquired Products for the year ended December 31, 2006.

3.12 Material Contracts. Schedule 3.12 sets forth a complete and accurate list of all material Contracts to which Seller or any of its Subsidiaries are parties and that relate primarily to the Acquired Assets or the Acquired Products. All of such Contracts are in full force and effect, and neither Seller, any of its Subsidiaries nor, to Seller’s knowledge, any other party to such Contracts is in material breach of or in material default under any of them, nor does any event or condition exist that after notice or lapse of time or both could reasonably be expected to constitute a material breach of or material default under such Contracts on the part of Seller or any of its Subsidiaries or, to Seller’s knowledge, any other party to such Contracts. Seller has delivered to Purchaser true and complete copies of all such Contracts.

3.13 Inventory. Schedule 3.13 is a correct and complete list of all Inventory, identified by Acquired Product and manufacturing stage as of July 29, 2007. All items included in Inventory , net of reserves, consist and, as of the Closing Date, will consist of a quality and quantity usable and, with respect to finished goods, saleable in the ordinary course of business, except for obsolete items and items of below-standard quality that have been identified on Schedule 3.13. Seller and its Subsidiaries are not in possession of any inventory or similar items related to the Acquired Products not owned by Seller or any of its Subsidiaries, including, without limitation, goods already sold.

3.14 Suppliers and Customers. The relationships of Seller or any of its Subsidiaries with its suppliers, vendors and customers of the Acquired Products or Acquired Assets are good commercial working relationships, and as of the date of this Agreement no supplier or customer of material importance to the Acquired Products or Acquired Assets has canceled or otherwise terminated, or threatened in writing to cancel or terminate, its relationship with Seller or any of its Subsidiaries or has decreased materially, or threatened in writing to decrease or limit materially, its services, supplies or materials to Seller or any of its Subsidiaries or its usage or purchase of any Acquired Products, except for normal cyclical changes related to customers’ businesses. Schedule 3.14(a) is a correct and complete list of Seller’s top 10 customers (based on amount of sales) of the Acquired Products (including the amount of sales to each such customer) for the 6-month period ended June 30, 2007. Schedule 3.14(b) is a correct and complete list of all material suppliers and vendors for the Acquired Products and Acquired Assets as of the date of this Agreement.

3.15 Governmental Permits. To its knowledge, no Governmental Permits are needed for Seller’s design, development, manufacture, sale and distribution of the Acquired Products, as currently conducted by Seller, and, to Seller’s knowledge, no Person has threatened to revoke, amend or impose any condition in respect of, or commenced proceedings to revoke, amend or impose conditions in respect of, any Governmental Permit necessary for the design, development, manufacture, sale, import, export and distribution of the Acquired Products.

3.16 Absence of Changes. Since January 1, 2007, except as disclosed in Seller’s SEC filings filed since such date, Seller and its Subsidiaries have designed, developed, manufactured, sold, imported, exported and distributed the Acquired Products and Acquired Assets only in the ordinary course of business consistent with past practice, and there has not been:

(a) any event, occurrence, development or state of circumstances or facts that has had a material adverse effect on the Acquired Products or Acquired Assets, taken as a whole, exclusive of the effects that the pendency or announcement of the transactions contemplated by this Agreement, the compliance by Seller or its Subsidiaries with the terms of this Agreement or the Other Transaction Documents, war, military action, acts of terrorism or civil unrest and economic conditions affecting the U.S. or global economy or semiconductor industry generally may have;

(b) any cancellation or other termination, or any notice in writing or other written communication of any intent to cancel or terminate, a material business relationship with Seller by or from any distributor, customer, supplier or vendor listed on Schedule 3.14(a) or 3.14(b);

(c) any entry by Seller or any of its Subsidiaries into, or material modification, amendment or cancellation of, any Contract relating primarily to the Acquired Assets or the Acquired Products, which is not terminable by Seller or any of its Subsidiaries without penalty upon no more than 30 days’ prior notice and provides for payments by or to Seller in an amount in excess of $100,000 over the term of such Contract;

(d) any material revaluation by Seller or any of its Subsidiaries of any of the Acquired Assets, taken as a whole;

(e) any incurrence by Seller or any of its Subsidiaries of any material Encumbrances (other than Permitted Encumbrances) in connection with the Acquired Assets, other than in the ordinary course of business;

(f) any sale, transfer, loss or other disposition of any assets of Seller or any of its Subsidiaries that, if still owned by Seller or any of its Subsidiaries, would constitute Acquired Assets, except in the ordinary course of business consistent with past practice;

(g) any disposing of or permitting to lapse of any rights to the use of any Intellectual Property Assets necessary and related primarily to the Acquired Products, or disposing of or disclosing (except in the ordinary course of its business) to any Person (other than representatives of Purchaser) any trade secret or other Intellectual Property Assets necessary and primarily related to the Acquired Products that is not a matter of public knowledge; or

(h) any entry by Seller or any of its Subsidiaries into any Contract to take any action described in this Section 3.16.

3.17 Disclosure. This Agreement, together with the Schedules and any certificates furnished or to be furnished to Purchaser pursuant to this Agreement, when taken together, do not contain any untrue statement by Seller of a material fact or omit to state a material fact necessary to make the statements made in such document by Seller, in light of the circumstances under which they were made, not misleading.

4. Representations and Warranties of Purchaser. Purchaser represents and warrants to Seller that, as of the date of this Agreement, each of the statements set forth in this Article 4 is true and correct in all respects, except as qualified by the disclosures made in this Agreement or as set forth in the schedules attached to this Agreement.

4.1 Organization and Authority. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of Delaware, and has full corporate power to execute and deliver or to deliver this Agreement and the Other Transaction Documents to which it is a party and to effect the transactions contemplated by this Agreement and such Other Transaction Documents, and the execution, delivery and performance of such agreements by Purchaser have been duly authorized by all necessary corporate action. Purchaser has all corporate power and authority necessary to carry on its business as now being conducted and to own or lease and operate its properties as, and in the places where, such business is now conducted and such properties are now owned, leased or operated.

4.2 Authorization; Binding Obligations. This Agreement and the Other Transaction Documents have been duly executed and delivered by Purchaser, and this Agreement and the Other Transaction Documents to which Purchaser is a party constitute the valid and legally binding obligations of Purchaser, enforceable against it in accordance with their terms, except to the extent that enforcement of the rights and remedies created by this Agreement and such Other Transaction Documents may be limited by bankruptcy and other similar laws of general application affecting the rights and remedies of creditors and by general equity principles.

4.3 No Violations

(a) The execution, delivery and performance of this Agreement and the Other Transaction Documents by Purchaser, and the consummation by Purchaser of the transactions contemplated by this Agreement and such Other Transaction Documents do not and will not result in a breach or violation of any provision of Purchaser’s certificate of incorporation or by-laws, or in a material violation of any statute, rule, regulation or ordinances applicable to Purchaser, or materially violate or result in a material breach of or constitute a material occurrence of default (or an event that might, upon the passage of time or the giving of notice, or both, constitute a material occurrence of default) under any provision of, result in acceleration or cancellation of any obligation under, or give rise to a right by any party to terminate or amend its obligations under, any Contract to which Purchaser is a party or by which Purchaser or its assets or properties are bound, or materially violate any order, judgment, decree, rule or regulation of any court or any Governmental Body having jurisdiction over Purchaser or any of its properties.

(b) Except as disclosed on Schedule 4.3(b), no consent, approval, order or authorization of, or registration, declaration or filing with, any Person is required to be obtained or made by Purchaser in connection with its execution and delivery of this Agreement and the Other Transaction Documents or the consummation of the transactions contemplated by this Agreement or such Other Transaction Documents.

4.4 Brokers. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based on arrangements made by or on behalf of Purchaser.

5. Covenants

5.1 Access; Further Assurances

(a) After the Closing, Seller will give Purchaser and its officers, employees, accountants, counsel and other representatives reasonable access, upon 48 hours prior notice to Seller and during Seller’s normal business hours, to all of Seller’s and its Subsidiaries’ properties, books, Contracts, commitments, reports of examination and records directly relating to the Acquired Products and Acquired Assets. Purchaser will hold, and will cause such representatives to hold, such information in confidence as provided in Article 6. Except as set forth in or contemplated by the Other Transaction Documents, on the Closing Date, Seller shall deliver, and shall cause its Subsidiaries to deliver, possession to Purchaser Acquired Products and Acquired Assets acquired by Purchaser under this Agreement.

(b) After the Closing Date, Seller and Purchaser will make their respective personnel reasonably available (i) for interviews, depositions and testimony in any legal matter concerning transactions, operations or activities relating to the Acquired Products or other Acquired Assets prior to the Closing Date, except in a case where the Parties are in dispute against one another with respect to such legal matter, and (ii) to execute all documents which the requesting party reasonably determines to be necessary or convenient or as otherwise may be necessary or desirable to enable the party requesting such assistance to: (x) comply with reporting, filing or other requirements imposed by any foreign, local, state or federal court, agency or Governmental Body; or (y) assert or defend any claims or allegations in any litigation or arbitration or in any administrative or legal proceeding other than claims or allegations that one party to this Agreement has asserted against the other. The party requesting such information or assistance shall reimburse the other party for all out-of-pocket costs and expenses incurred by such party in providing such information and in rendering such assistance. The access to personnel contemplated by this Section 5.1(b) shall be during normal business hours and upon not less than two Business Days’ prior written request.

(c) From time to time following the Closing, at Seller’s expense, Seller shall take, or cause to be taken, such actions and shall execute and deliver, or cause to be executed and delivered, to Purchaser such additional instruments of conveyance and transfer, in each case, as Purchaser may reasonably request or as may be otherwise reasonably necessary to more effectively convey or transfer to, and vest in, Purchaser or put Purchaser in possession of and/or control of any part of the Acquired Products or Acquired Assets or to effect the transactions contemplated by this Agreement or the Other Transaction Documents. Without limiting the generality of the foregoing: (i) in the event that, after the Closing, Seller and/or Purchaser identify any intellectual property right previously unknown or not disclosed to Purchaser that, pursuant to this Agreement, is included in the Acquired Assets or used primarily for the Acquired Products, Seller shall take such actions and shall execute and deliver such documents, or cause its employees, consultants and agents to take, execute and/or deliver such actions and documents, as Purchaser may reasonably request or as may be otherwise necessary to assign to, and vest in, Purchaser all right, title and interest in and to such intellectual property right; and (ii) at the reasonable request of Purchaser and at Purchaser’s cost, Seller shall use its reasonable best efforts to enforce, or cause its Subsidiaries to enforce, the provisions of any Employee Confidentiality

Agreements, Consultant Confidentiality Agreements and any other nondisclosure or confidentiality agreements with Third Parties relating to any Acquired Assets (copies of which agreements Seller shall retain for two years after the termination of such agreements).

(d) For a period of at least three years from and after the date of this Agreement, neither party shall dispose of any records relating to the Acquired Assets or the Acquired Products without the other party’s written consent, which consent shall not be unreasonably withheld or delayed.

(e) If there exists on the Closing Date any default under or breach of any Assigned Contract, from and after the Closing, Seller shall cooperate with Purchaser and, at Purchaser’s request and at Seller’s expense, use Seller’s reasonable best efforts to cure, or cause its Subsidiaries to cure, such default as soon as practicable. Purchaser shall not be deemed to have waived any of its rights under this Agreement with respect to any such default unless specifically waived in writing.

5.2 Non-Competition

(a) Except as expressly permitted in or required to perform under the License Agreement and the Transition Services Agreement, from and after the Closing, neither Seller nor any of its Subsidiaries shall directly or indirectly, for itself or any Third Party, (i) make, have made, use, sell, offer for sale, import, export, design, develop, operate, control, manufacture, distribute or license any products (other than the 2007 Retained Products) that compete with, or have the same form, fit and function as, any Acquired Product or any other network search engine products that are derived therefrom or (ii) use any Grant-Back IP (as defined in the License Agreement) to make, have made, use, sell, offer for sale, import, export, design, develop, operate, control, manufacture, distribute or license any products (other than the 2007 Retained Products) that compete with, or have the same form, fit and function as, any products in any product lines that Purchaser is selling or has announced as of the Closing, in either case in any country in which such product is sold, distributed or licensed by or on behalf of Purchaser; provided, however, that nothing in this Section 5.2(a) shall preclude Seller from conducting its business with regard to its 2007 Retained Products.

5.3 Non-Solicitation. From and after the date of this Agreement and for a period of one year after the Closing Date, neither Seller nor Purchaser shall solicit or seek to hire away from the other party any Business Employees or any of such other party’s other employees involved in the transactions contemplated by this Agreement, or induce any such employees or other employees to terminate their employment with such other party, without the consent of such other party; provided, however, that nothing contained in this Section 5.3 shall prevent either Seller or Purchaser from hiring any employees of the other party (a) pursuant to a general hiring program conducted in the ordinary course of business and not specifically directed to such employees or (b) who seek employment with the other party on an unsolicited basis.

5.4 Tax Reporting and Allocation of Consideration

(a) Effective as of the Closing, Purchaser and Seller recognize their mutual obligations pursuant to Section 1060 of the Code to timely file IRS Form 8594 with each of their respective federal income Tax returns. Accordingly, Purchaser and Seller agree to file such form consistent with the Purchase Price allocation determined in accordance with Section 2.10. Purchaser and Seller further agree to cooperate with each other in the preparation of such form for timely filing with each of their respective federal income Tax returns. Each of Seller and Purchaser further agrees to file all of its other Tax returns in a manner consistent with such allocation and not to make any allocation or take any Tax position that is contrary to such allocation, unless required to do so by applicable law and after prior written notice thereof to the other party. Seller and Purchaser further agree to consult with each other with respect to all issues related to such allocation in connection with any Tax audits, controversies or litigation.

(b) In the case of any real or personal property taxes or any similar ad valorem taxes attributable to the Acquired Products or Acquired Assets for which Taxes are reported on a Tax return covering a period commencing before the Closing Date and ending thereafter (“Straddle Period Taxes”), any such Straddle Period Taxes shall be prorated between Purchaser and Seller on a per diem basis. The party required by law to pay any such Straddle Period Taxes (the “Paying Party”) to the extent such payment exceeds the obligation of the Paying Party hereunder, shall provide the other party (the “Non-Paying Party”) with proof of payment, and within ten (10) days of receipt of such proof of payment, the Non-Paying Party shall reimburse the Paying Party for the Non-Paying Party’s share of such Straddle Period Taxes. The party required by law to file a Tax Return with respect to Straddle Period Taxes shall do so within the time period prescribed by law.

5.5 Cross-Licenses. Without limiting either party’s obligations contained in Section 5.2, Seller and Purchaser shall each grant to the other the license set forth in the License Agreement attached to this Agreement as Exhibit A.

5.6 Audited Financial Statements. On or before 5:00 p.m. California time on the 60th day after the Closing Date, Seller, at Purchaser’s expense, shall deliver to Purchaser financial statements of the Acquired Products and Acquired Assets in the form and to the extent required to be included by Purchaser in Purchaser SEC Documents in accordance with Regulation S-X, subject to such modifications to those requirements as the SEC may permit, audited by registered independent public accountants (collectively, the “Audited Financial Statements”).

5.7 Seller Subsidiaries. Seller will cause each of its Subsidiaries, and each Affiliate that has any right or interest in any of the Acquired Assets, to take any action or execute any document as Purchaser may reasonably request or as may be otherwise reasonably necessary to effect the sale, transfer, assignment, conveyance and delivery of all right, title and interest of Seller and its Subsidiaries in and to the Acquired Assets to Purchaser and the other transactions contemplated by this Agreement and the Other Transaction Documents.

5.8 Updated Information. Within five Business Days following the Closing, Seller shall provide to Purchaser an updated Schedule 3.13 (Inventory) reflecting such information as of the Closing Date and the valuation of Inventory as of the Closing Date.

Within five Business Days following Seller’s delivery of the updated Schedule 3.13, Purchaser shall notify Seller if Purchaser agrees with the updated Schedule 3.13, and if not, Purchase and Seller shall resolve such discrepancy in accordance with Dispute Resolution Section 7.5. If and to the extent that Net Inventory is less than $2,500,000, Seller shall provide Purchaser with cash, by wire transfer of immediately available funds within two Business Days following Purchaser’s receipt of the updated Schedule 3.13 (Inventory), in an amount equal to the difference between $2,500,000 minus Net Inventory.

6. Confidential Nature of Information

6.1 Confidentiality Agreement. Purchaser agrees that the confidentiality provisions contained in the LOI from NetLogic to Cypress, fully executed on August 17, 2007 (the “Confidentiality Agreement”) shall apply to all documents, materials and other information that it shall have obtained regarding Seller or its Affiliates during the course of the negotiations leading to the consummation of the transactions contemplated by this Agreement (whether obtained before or after the date of this Agreement), any investigations made in connection therewith and the preparation of this Agreement and related documents and all analyses, reports, compilations, evaluations and other materials prepared by Purchaser, accountants or financial advisors that contain or otherwise reflect or are based upon, in whole or in part, any of the provided information.

6.2 Public Announcements. Neither Seller nor Purchaser shall issue any press release or publicly disseminate any information concerning this Agreement or the transactions contemplated by this Agreement without the other party’s prior written consent, except as provided in Section 8.6.

6.3 Protection of Confidential Information

(a) Except as provided in Section 6.3(b), after the Closing and for a period of five years following the Closing Date, Purchaser and Seller agree that each will keep confidential all of the Confidential Information of the other and the other’s Affiliates that is received from, or made available by, the other in the course of the transactions contemplated by this Agreement, provided that the foregoing shall not restrict either party’s ability to exploit its rights under the License Agreement. For purposes of this Section 6.3, “Confidential Information” shall mean any of the confidential information transferred under this Agreement, including, without limitation, confidential information included in the Intellectual Property Assets and any trade secrets related to the Acquired Products, and other confidential data and formula, information about business plans and strategies, marketing ideas and concepts, especially with respect to unannounced products and services, present and future product plans, pricing, volume estimates, financial data, product enhancement information, business plans, marketing plans, sales strategies, customer information (including, without limitation, customers’ applications and environments), market testing information, development plans, specifications, customer requirements, configurations, designs, plans, drawings, apparatus, sketches, software, hardware, data, prototypes, connecting requirements or other technical and business information, except that, with the exception of any Confidential Information related to the 2007 Retained Products, Purchaser shall have no such obligation of confidentiality to Seller with respect to Intellectual Property Assets, including, without limitation, trade secrets or other Confidential Information as is conveyed to Purchaser as part of the Acquired Assets.

(b) Notwithstanding the foregoing, such Confidential Information shall not be deemed confidential and no party to this Agreement shall have any obligation with respect to any such Confidential Information that:

(i) was already known to such party;

(ii) is or becomes publicly known through publication, inspection of a product, or otherwise, and through no negligence or other wrongful act of such party;

(iii) is received by such party from a Third Party without similar restriction and without breach of this Agreement;

(iv) is independently developed by such party; or

(v) is, subject to Section 6.3(c), required to be disclosed under applicable law or judicial process;

provided, however, that the exceptions listed in clauses (i) through (v) above shall not limit Seller’s obligations to maintain the confidentiality of trade secrets or other Confidential Information which is conveyed to Purchaser as part of the Acquired Assets.

(c) If any party to this Agreement (or any of its Affiliates) is requested or required (by oral questions, interrogatories, request for information or documents, subpoena, civil investigative demand or similar process) to disclose any Confidential Information, subject to the confidentiality obligations under this Agreement, such party will promptly notify the other party of such request or requirement and will cooperate with such other party’s efforts to seek an appropriate protective order or other appropriate remedy. If, in the absence of a protective order or the receipt of a waiver under this Agreement, any party (or any of its Affiliates) is in the written opinion of such party’s counsel compelled to disclose the Confidential Information or else stand liable for contempt or suffer other censure or significant penalty, such party (or its Affiliate) may disclose only so much of the Confidential Information to the Third Party compelling disclosure as is required by law. In such case, such party will exercise (and will cause its Affiliates to exercise their) reasonable efforts to obtain a protective order or other reliable assurance that confidential treatment will be accorded to such Confidential Information.

(d) The terms and conditions of this Agreement and the Other Transaction Documents, and all Schedules and other attachments and amendments to this Agreement and to the Other Transaction Documents, shall be considered Confidential Information protected under this Article 6.

(e) Consistent with the provisions of Section 5.1 Seller shall cooperate with Purchaser to ensure that, immediately on and after the Closing Date, all of such documents and items constituting Confidential Information included in the Acquired Assets which remain in Seller’s possession are stored in locked file drawers or cabinets or other secured rooms or areas, or secured computer networks or other secured environments, as mutually agreed by Seller and Purchaser. Seller shall cooperate with Purchaser to ensure that all such items shall be secure from access by parties other than Purchaser and employees of Seller.

(f) From and after the Closing, the Confidentiality Agreement shall terminate and be of no further force or effect.

7. Indemnification; Infringement

7.1 Survival of Representations and Warranties

The representations and warranties of Purchaser and Seller contained in this Agreement shall survive the Closing for 18 months after the Closing Date, except for the representations and warranties contained in Section 3.10, which shall survive for three years after the Closing Date. Neither Seller nor Purchaser shall have any liability whatsoever with respect to any such representations or warranties after the pending period for such representation or warranty expires, except for claims then pending or previously asserted in writing by any party in accordance with the terms and conditions of this Agreement.

7.2 General Agreement to Indemnify

(a) Each party shall indemnify, defend and hold harmless the other party to this Agreement and each other Indemnified Party from and against any and all claims, actions, suits, proceedings, liabilities, obligations, losses, and damages, amounts paid in settlement, interest, costs and expenses (including, without limitation, reasonable attorney’s fees, court costs and other out-of-pocket expenses incurred in investigating, preparing or defending the foregoing) (collectively, “Losses”) incurred or suffered by any Indemnified Party to the extent that the Losses arise by reason of, or result from, in whole or in part, (i) the failure of any representation or warranty of such party contained in this Agreement to have been true in all material respects when made and as of Closing Date except as expressly provided otherwise in this Agreement or (ii) the material breach by such party of any covenant of such party contained in this Agreement to the extent not waived by the other party.

(b) Seller further agrees to indemnify, defend and hold harmless Purchaser and the other Indemnified Parties of Purchaser from and against any Losses incurred by Purchaser or such Indemnified Party arising out of, resulting from, or relating to:

(i) the Excluded Liabilities;

(ii) all liability (including Third Party claims against Purchaser) arising out of the use, possession, design, development, manufacture, sale, offer for sale, import, export, licensing, disclosure, duplication or distribution of the Acquired Products and Acquired Assets by Seller and its Subsidiaries prior to the Closing Date;

(c) Purchaser further agrees to indemnify, defend and hold harmless Seller and the other Indemnified Parties of Seller from and against any Losses incurred by Seller or such Indemnified Party arising out of, resulting from, or relating to:

(i) the Assumed Liabilities; and

(ii) all liability (including Third Party claims against Seller) arising out of Purchaser’s design, development, manufacture, sale, offer for sale, import, export, licensing, disclosure, duplication or distribution of the Acquired Products and Purchaser’s use or possession of the Acquired Assets after the Closing (for which liability Seller is not obligated to indemnify Purchaser under this Agreement); except as provided otherwise under the Other Transaction Documents;

(d) Whether or not the Indemnifying Party chooses to defend or prosecute any Third-Party Claim or Infringement Claim, both parties to this Agreement shall cooperate in the defense or prosecution of such claim and shall furnish such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials and appeals, as may be reasonably requested in connection therewith or as provided in Section 5.1.

(e) The parties’ indemnity obligations under this Agreement shall survive the Closing Date.

(f) For all purposes of this Agreement, any Losses of an Indemnified Party shall be net of (i) any insurance proceeds or other recoveries payable to the Indemnified Party or its affiliates in connection with, or otherwise attributable to, such Losses, and (ii) any Tax benefit realized by such

Indemnified Party or its affiliates arising in connection with the accrual, incurrence or payment of any such Losses (including, without limitation, the value of any Tax benefit arising in subsequent taxable years).

7.3 General Procedures for Indemnification

(a) The Indemnified Party seeking indemnification under this Agreement shall promptly notify the Indemnifying Party of the assertion of any claim, or the commencement of any action, suit or proceeding by any Third Party or other matter in respect of which indemnity may be sought under this Agreement and will give the Indemnifying Party such information with respect to such claim, action, suit, proceeding or matter as the Indemnified Party has or the Indemnifying Party may reasonably request, but failure to give such notice shall not relieve the Indemnifying Party of any liability under this Agreement (except to the extent that the Indemnifying Party has suffered actual prejudice by such failure). The Indemnifying Party shall have the right, but not the obligation, exercisable by written notice to the Indemnified Party within 30 days of receipt of notice from the Indemnified Party of the commencement of or assertion of any claim, action, suit or proceeding by a Third Party in respect of which indemnity may be sought under this Agreement (a “Third-Party Claim”), to assume the defense and control the settlement of such Third-Party Claim.

(b) The Indemnifying Party or the Indemnified Party, as the case may be, shall have the right to participate in (but not control), at its own expense, the defense of any Third-Party Claim that the other is defending, as provided in this Agreement.

(c) The Indemnifying Party, if it has assumed the defense of any Third-Party Claim as provided in this Agreement, shall not consent to a settlement of, or the entry of any judgment arising from, any such Third-Party Claim without the Indemnified Party’s prior written consent (which consent shall not be unreasonably withheld or delayed) unless such settlement or judgment relates solely to monetary damages. Notwithstanding the foregoing, the Indemnifying Party shall not, without the Indemnified Party’s prior written consent, enter into any compromise or settlement that (i) commits the Indemnified Party to take, or to forbear to take, any action or (ii) does not provide for a complete release with respect to such Third-Party Claim by such Third Party of the Indemnified Party. The Indemnified Party shall have the right to settle any Third-Party Claim involving damages for which the Indemnifying Party has not assumed the defense pursuant to this Section 7.3 with the written consent of the Indemnifying Party, which shall not be unreasonably withheld or delayed.

(d) If the Indemnifying Party fails to provide the Indemnified Party written notice that the Indemnifying Party shall assume the defense of a Third-Party claim or otherwise fails to vigorously prosecute the defense of a Third-Party Claim, the Indemnified Party shall be entitled to assume the defense of such Third-Party Claim and any Losses incurred by the Indemnified Party in connection therewith shall be promptly paid by the Indemnifying Party.

(e) Notwithstanding anything contained in the Agreement to the contrary, Seller shall assume the defense of any claims or demands with respect to Straddle Period Taxes and any Tax claims made against the Acquired Assets attributable to taxable periods (or portions thereof) commencing prior to the Closing Date (“Tax Claims”). Purchaser shall have the right to participate in the defense of any such Tax Claims at its own expense. Seller shall have the right to settle any Tax Claims, provided that such settlement does not adversely impact the Tax liability of Purchaser with respect to the Acquired Assets for periods (or portions thereof) commencing on or after the Closing Date.

(f) In the event of an intellectual property infringement claim subject to this Section 7.3, Seller and Purchaser will negotiate in good faith an appropriate joint defense agreement, and, pursuant to such agreement, each party shall provide the other with access to any infringement opinions or related documents concerning the subject matter of such claim.

7.4 Right of Set-Off. In order to satisfy any indemnification obligations of Seller pursuant to this Article 7, Purchaser (and each of its directors, officers, employees, representatives and other Affiliates) shall have the right to recover Losses incurred or suffered by Purchaser by setting off the amount of any such Losses on a dollar-for-dollar basis (to the extent not previously recovered by Purchaser) against any unpaid portion of the Purchase Price otherwise due to Seller pursuant to Section 2.7. In the case of Third Party Claims brought but not resolved prior to the date that the Cash Payment, Purchaser will have the right to set-off and withhold the total amount of any reserve or write-off recorded by Purchaser with respect to any Losses, which reserve or write-off has been reviewed and accepted by Purchaser’s firm of registered independent public accountants and included in a report which includes financial statements of Purchaser filed or to be filed by Purchaser with the SEC. Any such set-offs by Purchaser shall represent a reduction of the Purchase Price to the extent ultimately determined to be Losses. The parties agree that to the greatest extent possible, the payment of any indemnity in accordance with this Section 7.4 shall be treated as an adjustment to the Purchase Price paid by Purchaser under this Agreement for Tax purposes.

7.5 Dispute Resolution

(a) Prior to taking any formal legal action against each other, the parties shall first in good faith consult among appropriate officers of Purchaser and Seller, which consultation shall begin promptly after one party has delivered to the other a written request for consultation. At any time thereafter, either party may request in writing that the dispute be referred to appropriate senior executives of Purchaser and Seller. Within 10 Business Days after such request, the senior executives (and not their designees) shall meet as frequently as necessary, but in no event less than once a week, and attempt in good faith to resolve the dispute. If such senior executives cannot resolve the dispute, the Chief Executive Officers (and not their designees) shall meet and attempt in good faith to resolve the dispute. If the dispute, claim or controversy cannot be settled or resolved amicably between the parties, then either party may pursue any remedies available to it, whether at law or equity.

(b) Notwithstanding anything to the contrary in this Section 7.5, in the event of alleged violation or breach of this Agreement by a party (including, without limitation, unauthorized disclosure of Confidential Information), the other party may seek temporary injunctive relief from any court of competent jurisdiction. In no event shall any such temporary injunctive relief continue for more than 30 days.

(c) If any part of this Section 7.5 is held to be unenforceable, it shall be severed and shall not affect any other part of this Section 7.5.

7.6 Limitations on Indemnification Obligations

(a) Seller shall not be obligated to indemnify Purchaser for any Losses incurred by Purchaser or other Indemnified Parties of the Purchaser under Section 7.2 until the Losses for which

Purchaser is entitled to indemnification under this Agreement exceed $100,000 in the aggregate, in which case, upon exceeding such threshold amount, Purchaser shall be entitled to recover all such Losses (including such initial threshold amount). Except as expressly provided in the next sentence of this Section 7.6(a), notwithstanding anything contained in this Agreement to the contrary, in no event shall Seller’s liability for Losses under this Section 7.2(a) exceed, in the aggregate, $1,500,000, in no event shall Seller’s liability for Losses under Section 7.2(b) exceed, in the aggregate, the Purchase Price; and in no event shall Purchaser’s liability for Losses under Section 7.2(c) exceed, in the aggregate, the Purchase Price. The provisions of this Section 7.6(a) shall not apply to Seller’s indemnification obligations under this Agreement arising out of, relating to or resulting from fraud by such party.

(b) Notwithstanding anything contained in this Agreement to the contrary, the amount of an Indemnifying Party’s liability pursuant to this Section 7 shall be net of any insurance proceeds or other third party indemnity or contribution amounts actually recovered by an Indemnified Party. Each Indemnified Party shall use commercially reasonable efforts to collect any such insurance proceeds or other third party indemnity or contribution amounts recoverable by such Indemnified Party, and in the event any such amounts are collected after a claim for Losses has been paid by an Indemnifying Party, the Indemnified Party shall promptly reimburse such amounts to such Indemnifying Party.

(c) Notwithstanding anything to the contrary contained in this Agreement, no Indemnifying Party shall be liable to an Indemnified Party for any indirect, special, punitive, exemplary or consequential loss or damage (including any loss of opportunity or loss of value, revenue or profit) arising out of this Agreement; provided, however, that the foregoing shall not be construed to preclude recovery by an Indemnified Party in respect of any such Losses directly incurred as a result of a Third Party Claim.

7.7 Sole and Exclusive Remedy. Following the Closing Date, except in the case of fraud, the indemnification provided in this Section 7 shall be the sole and exclusive remedy after the Closing Date for damages available to the parties to this Agreement for breach of any of the terms, conditions, representations, warranties or covenants contained in this Agreement, or any right, claim or action arising from the transactions contemplated by this Agreement; provided, however, that the parties may seek an injunction or injunctions to prevent a breach of, or specific performance to enforce specifically the provisions of, any covenant contained in this Agreement in any court of competent jurisdiction.

8. Miscellaneous Provisions

8.1 Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed to have been duly given upon receipt if (i) mailed by certified or registered mail, return receipt requested, (ii) sent by Federal Express or other express carrier, fee prepaid, (iii) sent via facsimile or electronic mail with receipt confirmed, or (iv) delivered personally, addressed as follows or to such other address or addresses of which the respective party shall have notified the other.

(a)	If to Seller, to:

Cypress Semiconductor Corporation
198 Champion Court
San Jose, CA 95134

Fax: 408.943.2796
Attn: Brad W. Buss, Chief Financial Officer
Email: bib@cypress.com
Attn: Victoria Tidwell, Vice President, Legal Affairs & Assc. General Counsel
Email: Victoria.Tidwell@cypress.com

With a copy to:

[Wilson Sonsini Goodrich & Rosati, Professional Corporation
650 Page Mill Road
Palo Alto, California 94304-1050
Fax: 650.493.6811
Attn: Matthew W. Sonsini
Adit Khorana
Email: msonsini@wsgr.com]

(b)	If to Purchaser:

NetLogic Microsystems, Inc.
1875 Charleston Road
Mountain View, CA 94043
Fax: 650.961.1092
Attn: Ronald Jankov
Mike Tate
Roland Cortes
Email: rjankov@netlogicmicro.com
rcortes@netlogicmicro.com

NetLogic Microsystems International Limited
C/O Appleby Corporate Services (BVI) Limited
Palm Grove House
PO Box 3190,
Road Town,
Tortola, British Virgin Islands

Attn: Ronald Jankov
Roland Cortes
Email: rjankov@netlogicmicro.com
rcortes@netlogicmicro.com

With a copy to:

Bingham McCutchen LLP
1900 University Avenue
East Palo Alto, California 94303-2223
Fax: 650.849.4800
Attn: Alan B. Kalin
Email: alan.kalin@bingham.com

8.2 Expenses. Except as otherwise provided in this Agreement, each party to this Agreement will bear all the fees, costs and expenses that are incurred by it in connection with the transactions contemplated by this Agreement, whether or not such transactions are consummated.

8.3 Entire Agreement; Amendment; Waiver. The agreement of the parties, which is comprised of this Agreement, the Schedules and Exhibits to this Agreement and the documents referred to in this Agreement, sets forth the entire agreement and understanding between the parties and supersedes any prior oral or written agreements or Contract relating to the subject matter of this Agreement (including, without limitation, that certain letter of intent, dated August 17, 2007, from Purchaser to Seller). This Agreement may be amended or modified only by a written instrument signed by the parties. The party benefited by any condition or obligation may waive the same, but such waiver shall not be enforceable by the other party unless made by written instrument signed by the waiving party.

8.4 Assignment; Binding Effect; Severability. This Agreement may not be assigned by either party to this Agreement without the other party’s written consent. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the permitted successors, legal representatives and permitted assigns of each party to this Agreement. The provisions of this Agreement are severable, and in the event that any one or more provisions are deemed illegal or unenforceable the remaining provisions shall remain in full force and effect unless the deletion of such provision shall cause this Agreement to become materially adverse to either party, in which event the parties shall use best efforts to arrive at an accommodation that best preserves for the parties the benefits and obligations of the offending provision.

8.5 Governing Law; Forum. This Agreement shall be governed by and construed and enforced in accordance with the applicable laws of the state of California without regard to any principles governing conflicts of laws. Except as provided otherwise in Section 7.5, any dispute which arises with respect to any part of this Agreement shall be prosecuted in a court of competent jurisdiction situated in Santa Clara County, California.

8.6 Public Announcement. Neither Seller or any of its Subsidiaries nor Purchaser shall, without the approval of the other party, make any press release or other public announcement concerning any terms of the transactions contemplated by this Agreement or any Other Transaction Document, except as and to the extent that any such party shall be so obligated by law, in which case the other party shall be advised and the parties shall use their reasonable best efforts to cause a mutually agreeable release or announcement to be issued; provided, however, that the foregoing shall not preclude communications or disclosures necessary to (a) implement the provisions of this Agreement or (b) comply with accounting and SEC disclosure obligations, if any.

8.7 No Third-Party Beneficiaries. Except as expressly provided by this Agreement, nothing in this Agreement, express or implied, is intended to or shall (a) confer on any Person other than the parties to this Agreement and their respective permitted successors or assigns any rights (including, without limitation, third party beneficiary rights), remedies, obligations or liabilities under or by reason of this Agreement or (b) constitute the parties to this Agreement as partners or as participants in a joint venture. Except as expressly provided by this Agreement, this Agreement shall not provide Third Parties with any remedy, claim, liability, reimbursement, cause of action or other right in excess of those existing without reference to the terms of this Agreement.

8.8 Execution in Counterparts. This Agreement may be executed in any number of counterparts with the same effect as if the signatures to such counterparts were on one instrument. Delivery of signatures by electronic facsimile or other means of electronic transmission will be evidence of execution and delivery of such signatures.

IN WITNESS WHEREOF, each of Purchaser and Seller has caused this Agreement for the Purchaser and Sale of Assets to be duly executed on its behalf by its duly authorized officer as of the date first written above.

CYPRESS SEMICONDUCTOR CORPORATION		NETLOGIC MICROSYSTEMS, INC.

By:	/s/ Brad Buss	By:	/s/ Mike Tate
Name:	Brad Buss	Name:	Mike Tate
Title:	Chief Financial Officer	Name:	Chief Financial Officer

NETLOGIC MICROSYSTEMS INTERNATIONAL LIMITED

BY:	/s/ Ron Jankov
Name:	Ron Jankov
Title:	Director

EXHIBIT A

AMENDMENT NO. 1 TO

INTELLECTUAL PROPERTY CROSS LICENSE AGREEMENT

BY AND BETWEEN

CYPRESS SEMICONDUCTOR CORPORATION AND

NETLOGIC MICROSYSTEMS, INC.

Reference is made to that certain INTELLECTUAL PROPERTY CROSS LICENSE AGREEMENT (the “Cross License Agreement”) dated as of February 15, 2006 by and between Cypress Semiconductor Corporation, a Delaware corporation, having its principal office at 198 Champion Court, San Jose, CA 95134 (“Seller”), and NetLogic Microsystems, Inc., a Delaware corporation, having its principal office at 1875 Charleston Road, Mountain View, CA 94043 (“Purchaser”). Pursuant to Section 6.8 of the Cross License Agreement, this Amendment No. 1 to the Cross License Agreement (this “First Amendment”) is entered into effective as of August 29, 2007 by and between the Seller and Purchaser. All capitalized terms used and not otherwise defined herein shall have the respective meanings assigned to such terms in the Cross License Agreement.

RECITALS

A. Seller and Purchaser previously entered into that certain Agreement for the Purchase and Sale of Assets, dated January 25, 2006, as amended on February 15, 2006 (the “2006 Purchase Agreement”), pursuant to which Purchaser acquired the majority of Seller’s network search engine (NSE) business. In connection with such asset sale, the Parties entered into the Cross License Agreement.

B. The Parties have also entered into that certain Agreement for the Purchase and Sale of Assets, of even date herewith, pursuant to which Purchaser is acquiring certain of Seller’s remaining network search engine products (the “2007 Purchase Agreement”) and, to which this First Amendment is attached as Exhibit A.

C. In connection with the 2007 Purchase Agreement, Purchaser desires to obtain from Seller a non-exclusive license to certain intellectual property rights included in Seller’s non-NSE business and Excluded Assets for use in connection with the Acquired Assets and Acquired Products acquired by Purchaser under the 2007 Purchase Agreement.

D. In connection with the 2007 Purchase Agreement, Seller desires to obtain from Purchaser a non-exclusive license back under certain of the Intellectual Property Assets acquired by Purchaser under the 2006 Purchase Agreement and 2007 Purchase Agreement for use in connection with Seller’s Retained Products (as defined in the 2007 Purchase Agreement) in Seller’s Field of Use.

E. The Seller and Purchaser desire to amend the Cross License Agreement in the manner set forth below.

AGREEMENT

NOW, THEREFORE, in consideration of these premises, the parties intending to be legally bound do hereby agree as follows:

1. The definition of “Acquired Products” under the license granted to Purchaser under Section 2.1 of the Cross License Agreement shall be amended, as of the effective date of this First Amendment, to include the Acquired Products and Acquired Assets as defined in the 2007 Purchase Agreement.

2. As of the effective date of this First Amendment, the license granted to Seller under Section 2.2 of the Cross License Agreement: (i) shall be terminated, solely with respect to the Acquired Products and Acquired Assets as each is defined in the 2007 Purchase Agreement; and (ii) shall continue in full force and effect under the terms of the Cross License Agreement with respect to the 2007 Retained Products as defined in the 2007 Purchase Agreement.

3. As of the effective date of this First Amendment, Section 1.1 of the Cross License Agreement is amended and restated in its entirety to read as follows:

1.1 “Grant-Back IP” shall mean all Intellectual Property Assets described in Section 2.1(a) of the 2006 Purchase Agreement, in each case, including, without limitation, those items described on Schedule 2.1(a) of the 2006 Purchase Agreement, and all Intellectual Property Assets described in Section 2.1(a) of the 2007 Purchase Agreement, in each case, including, without limitation, those items described on Schedule 2.1(a) of the 2007 Purchase Agreement, excluding, however, the Sahasra Technology or any trademarks, service marks, trade names, brand names, domain names, logos, trade dress and other source indicators or any elements thereof or any statutory or common law rights relating thereto or derivations thereof or any goodwill associated herewith.

Except for changes made by this First Amendment, the terms of the Cross License Agreement, as amended, remain unchanged and shall continue in full force and effect.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, each of Purchaser and Seller has caused this Amendment No. 1 to the Intellectual Property Cross License Agreement to be duly executed on its behalf by its duly authorized officer as of the date first written above.

CYPRESS SEMICONDUCTOR CORPORATION		NETLOGIC MICROSYSTEMS, INC.

By:	/s/ Brad Buss	By:	/s/ Mike Tate
Name:	Brad Buss	Name:	Mike Tate
Title:	Chief Financial Officer	Title:	Chief Financial Officer